August 6, 2008

Richard T. Schumacher
Chief Executive Officer
Pressure BioSciences, Inc.
14 Norfolk Avenue
South Easton, MA 02375

> **Re: Pressure BioSciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 22, 2008**
> **File No. 000-21615**

Dear Mr. Schumacher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   When you file an amendment, please include the Schedule 14A cover page.

Information on Nominee and Other Directors, page 5

2.   Please reconcile your disclosures here and on page 1 regarding the year in which Mr. Schumacher's term will expire if he is elected to your board of directors.

Proposal No. 3: Authorization of Capital Raising Transactions, page 24

3.   From the title of this proposal, it appears that you are seeking authorization of all of the terms of transactions. However, from the description of the proposal on page 1 and the proxy card, it appears that you are seeking only authorization of the issuance of common stock. Please revise for clarity, and provide all required

disclosure about each security that shareholders are being asked to authorize for issuance.

4.   Please clarify what you mean by an "effective price." Include in your expanded disclosure information regarding whether the securities must be issued for cash, and if not, the nature of the possible consideration.

5.   From your disclosure, it appears that the purpose of the capital-raising transactions for which you seek authorization is "to finance the Company." Please expand to clarify the reasons for the proposed issuances. For example, explain:

   •   why your current capital resources and operating cash flows are inadequate to fund your planned operations;
   •   how the contemplated transactions will remedy these inadequacies and to what uses you intend to put the proceeds of the issuances;
   •   what financing alternatives your board considered in reaching its conclusion that a share issuance was "advisable and in the best interests of the Company"; and
   •   what will occur should your shareholders not authorize the proposed capital-raising transactions. For example, will you be unable to proceed with your business plan or pay your bills as they come due?

6.   Please expand to disclose whether you have engaged in any negotiations or discussions or have any plans, arrangements or contracts regarding the securities issuances that are the subject of this proposal. If you do have such plans, arrangements or contracts, please provide all disclosure required in the proxy statement as if shareholders were approving the plan, arrangement or contract; see Note A to Schedule 14A.

7.   Please tell us your intentions for providing your shareholders with information regarding plans, arrangements or contracts regarding the subject securities issuances that arise after the date this proxy statement is mailed and before the shareholder vote on proposal 3.

8.   We note the last sentence of the first paragraph. Given that this proposal relates to the possible issuance of securities convertible into or exercisable for common stock in addition to the possible issuance of common stock, it is unclear why the three-month time limit applies only to issuances of common stock. Please revise to clarify. Also clarify whether all conversions and exercises must occur within the three-month period.

9.   The first paragraph on page 25 implies that approval of this proposal authorizes the Board to determine dividend and interest rates, voting rights, redemption

prices, maturity dates and similar matters. With a view toward clarified disclosure, please tell us why the Board does not currently have this authority.

10.   In light of the number of common shares you have outstanding and the number of common shares for which you seek authorization to issue, it appears that the capital-raising transactions mentioned in this proposal could result in a change in control. If that is correct, please expand your disclosure to state so directly. Also, with a view toward disclosure, tell us whether the change-in-control arrangements mentioned on pages 15, 16 and 19 may be triggered by the issuances contemplated by this proposal.

11.   Please refer to Release 34-15320 (October 13, 1978) regarding disclosure of the anti-takeover effects of your proposal.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Steven London, Esq.—Pepper Hamilton LLP